Exhibit 99.1

ATA Reports Fiscal 2016 Fourth Quarter and Year-end Financial Results

Company to Hold Conference Call on Wednesday, June 1, 2016, at 9 a.m. ET

Beijing, China, May 31, 2016 (NY) / June 1, 2016 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and year ended March 31, 2016 (“Fourth Quarter 2016” and “Fiscal Year 2016,” respectively).

Fiscal Year 2016 Financial and Operating Highlights (percentage changes and comparisons against fiscal year ended March 31, 2015 (“Fiscal Year 2015”))

•                  Company reported record net revenues of RMB417.1 million (US$64.7 million), meeting the Company’s previously raised net revenue guidance range of RMB410.0 million to RMB420.0 million and a 19.1% increase from RMB350.2 million, as a result of increased revenue contributions from the testing services business

•                  Gross profit increased 17.7% to RMB209.1 million (US$32.4 million), from RMB177.6 million

•                  Income from operations increased 62.9% to RMB51.7 million (US$8.0 million), from RMB31.8 million

•                  Net income increased 13.0% to RMB26.1 million (US$4.0 million), from RMB23.1 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) increased 17.6% to RMB36.7 million (US$5.7 million), exceeding the Company’s previously announced guidance range of RMB29.0 million to RMB34.0 million

•                  Basic and diluted earnings per ADS were both RMB1.14 (US$0.18). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2016 were both RMB1.60 (US$0.24)

•                  Net cash provided by operating activities of RMB64.0 million (US$9.9 million). As of March 31, 2016, ATA had cash and cash equivalents of RMB247.7 million (US$38.4 million) and no long-term debt

•                  Delivered approximately 10.3 million billable tests, compared to 8.8 million billable tests

Fourth Quarter 2016 Financial and Operating Highlights (percentage changes and comparisons against fiscal fourth quarter ended March 31, 2015 (“Fourth Quarter 2015”))

•                  Net revenues of RMB44.7 million (US$6.9 million), up 11.0% primarily due to increased revenue contributions by private sector clients from the testing services business

•                  Gross profit of RMB20.9 million (US$3.2 million), up 6.9%

•                  Loss from operations of RMB14.8 million (US$2.3 million), compared to RMB15.8 million

•                  Net loss of RMB15.4 million (US$2.4 million), compared to RMB15.0 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB14.0 million (US$2.2 million), compared to RMB10.3 million

•                  Basic and diluted losses per ADS were both RMB0.68 (US$0.10). Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fourth Quarter 2016 were both RMB0.62 (US$0.10)

•                  Delivered approximately 0.9 million billable tests, compared to 1.0 million billable tests in Fourth Quarter 2015

Fiscal Year 2017 Outlook

•                  For the fiscal year ending March 31, 2017 (“Fiscal Year 2017”), ATA expects net revenues of between RMB420.0 million and RMB440.0 million and non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB27.0 million and RMB37.0 million, which takes into account the operating results of ATA’s current joint venture and associated companies focused on the education and recruitment markets, all of which are at an early stage of business development.

•                  The Company is exploring growth opportunities in the K-12 education assessment and recruitment sectors during Fiscal Year 2017 and plans to invest between RMB20.0 million and RMB30.0 million in such sectors, which is not included in its Fiscal Year 2017 guidance.

•                  For the quarter ending June 30, 2016 (“First Quarter 2017”), ATA expects net revenues of between RMB87.0 million and RMB92.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During Fiscal Year 2016, ATA made progress on its strategy of accelerating the growth of its core testing services business, which included restructuring this business into its wholly owned subsidiary ATA Online (Beijing) Education Technology, Co., Ltd. (‘ATA Online’) and listing it separately on the New Third Board in China. We were pleased to have gained approval and officially list ATA Online’s shares on the New Third Board under the stock code 835079 in December 2015. We believe this listing has already increased ATA’s brand recognition in the domestic market as demonstrated by our record positive results and new exams successfully administered during the Fiscal Year 2016, including the National Tax Adviser Occupational Qualification (‘CTA’) exam, Fund Practitioners Certification Exam, National Patent Agent Qualification Exam, and China Merchants Bank’s campus recruitment exam. We continue to work on the private placement transaction we announced earlier this year, which we believe will benefit ATA Online in its efforts to increase operating efficiencies, secure new business, and support the Company’s overall future growth.”

“We delivered approximately 10.3 million billable tests during Fiscal Year 2016, up 17.0% from the 8.8 million delivered in Fiscal Year 2015. This increase was driven by the various new exams I just mentioned, as well as increased exam volumes for the National Unified Certified Public Accountants (‘CPA’) exam and campus recruitment exams for various HR Select clients. We were pleased to work closely with the China Certified Tax Agents Association on the successful delivery of the first computer-based CTA exam in February 2016. Having achieved a year of record net revenues and billable tests delivered, we remain confident in the superiority of ATA’s testing technologies and delivery services, as well as our ability to grow our portfolio of reputable clients and exams.”

Operating Review

In Fourth Quarter 2016, ATA delivered a total of 0.9 million billable tests, compared to 1.0 million billable tests in Fourth Quarter 2015. In Fiscal Year 2016, ATA delivered a total of 10.3 million billable tests, compared to 8.8 million in Fiscal Year 2015. The Company had a network of 3,035 authorized test centers throughout China as of March 31, 2016, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered approximately 76.3 million billable tests since it began operations in 1999.

GAAP Results

Fiscal Year 2016

For Fiscal Year 2016, ATA’s total net revenues increased 19.1% to a record RMB417.1 million (US$64.7 million), from RMB350.2 million in Fiscal Year 2015, primarily as a result of increased revenue contributions from the testing services business.

Net revenues from the testing services business increased 20.6% to RMB384.8 million (US$59.7 million) in Fiscal Year 2016, from RMB319.1 million in Fiscal Year 2015, primarily due to increased revenue contributions from new exams ATA delivered throughout the year, including the first computer-based CTA exam, the Fund Practitioners Certification Exam and National Patent Agent Qualification Exam. Exam volume growth for the CPA exam and increased revenues from new HR Select clients contributed to top line growth.

Net revenues from test preparation and training solutions decreased to RMB4.9 million (US$0.8 million) in Fiscal Year 2016, compared to RMB5.7 million in Fiscal Year 2015.

Other revenues were RMB27.4 million (US$4.3 million) in Fiscal Year 2016, compared to RMB25.4 million in Fiscal Year 2015.

Gross profit for Fiscal Year 2016 increased 17.7% to RMB209.1 million (US$32.4 million), from RMB177.6 million in Fiscal Year 2015. Gross margin was 50.1% in Fiscal Year 2016, compared to 50.7% in Fiscal Year 2015.

Operating expenses for Fiscal Year 2016 increased 6.4% to RMB157.4 million (US$24.4 million) from RMB147.9 million in Fiscal Year 2015, primarily due to increased professional service expenses related to ATA Online’s New Third Board listing and increased share-based compensation expenses (compared to those in the prior-year period as a result of the former CEO’s resignation).

Income from operations in Fiscal Year 2016 increased 62.9% to RMB51.7million (US$8.0 million), from RMB31.8 million in Fiscal Year 2015.

Net income for Fiscal Year 2016 increased 13.0% to RMB26.1 million (US$4.0 million), compared to RMB23.1 million in Fiscal Year 2015, which was primarily due to the increased income from operations offsetting by an increased deferred tax asset valuation allowance resulting from the restructuring of ATA’s testing services business into its wholly owned subsidiary ATA Online in connection with the New Third Board listing, as well as losses resulting from ATA’s developing investee companies focused on the education and recruitment markets. For Fiscal Year 2016, basic and diluted earnings per common share were both RMB0.57 (US$0.09), and basic and diluted earnings per ADS were both RMB1.14 (US$0.18).

Fourth Quarter 2016

For Fourth Quarter 2016, ATA’s total net revenues increased 11.0% to RMB44.7 million (US$6.9 million), from RMB40.3 million in Fourth Quarter 2015, primarily due to increased revenue contributions by private sector clients from the testing services business.

Gross profit for Fourth Quarter 2016 was RMB20.9 million (US$3.2 million), a 6.9% increase from RMB19.5 million in Fourth Quarter 2015. Gross margin was 46.7% in Fourth Quarter 2016, compared to 48.5% in Fourth Quarter 2015. The decrease was primarily due to a change in revenue mix.

Loss from operations in Fourth Quarter 2016 was RMB14.8 million (US$2.3 million), compared to RMB15.8 million in Fourth Quarter 2015.

Net loss for Fourth Quarter 2016 was RMB15.4 million (US$2.4 million), compared to RMB15.0 million in Fourth Quarter 2015. For Fourth Quarter 2016, basic and diluted losses per common share were both RMB0.34 (US$0.05), compared to RMB0.33 in Fourth Quarter 2015. Basic and diluted losses per ADS were both RMB0.68 (US$0.10) in Fourth Quarter 2016, compared to RMB0.66 in Fourth Quarter 2015.

Non-GAAP Measures

Adjusted net income for Fiscal Year 2016, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), increased 17.6% to RMB36.7 million (US$5.7 million) from RMB31.2 million in the prior fiscal year. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2016 were both RMB0.80 (US$0.12).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2016 were both RMB1.60 (US$0.24), compared to RMB1.34 in the prior fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2016 was 22.8 million. The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fiscal Year 2016 was 22.8 million. Each ADS represents two common shares.

Guidance for Fiscal Year 2017 and for First Quarter 2017

For First Quarter 2017, ATA expects net revenues of between RMB87.0 million and RMB92.0 million.

For Fiscal Year 2017, ATA expects net revenues of between RMB420.0 million and RMB440.0 million and non-GAAP net income of between RMB27.0 million and RMB37.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the education and recruitment markets, all of which are at an early stage of business development.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2017	Actual for the year ended March 31, 2016
Net Revenues	420.0-440.0	417.1
Non-GAAP Net Income	27.0-37.0	36.7

	Estimated for the quarter ending June 30, 2016	Actual for the quarter ended June 30, 2015
Net Revenues	87.0-92.0	97.5

Mr. Ma concluded, “ATA’s outlook for Fiscal Year 2017 is optimistic as we believe we can take advantage of the positive momentum built by the various new clients with whom we have begun working in Fiscal Year 2016. While the loss of the SAC exam in calendar years 2016-2017 will have some impact on our business (contributed net revenues of approximately RMB67.0 million in Fiscal Year 2016), ATA is focused on continuing to build its testing services business relationships with reputable organizations in China. As we continue to move forward on our New Third Board efforts, we are confident that potential clients in China will increasingly recognize ATA as the leader in its industry and be more eager to engage in business with ATA. In addition, the Company has begun exploring growth opportunities in the K-12 education assessment and recruitment sectors that we believe will leverage our core competency in advanced testing and assessment technologies. As business plans are still in their preliminary stages, we look forward to sharing more information on these ventures with investors in the coming months.”

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in Fourth Quarter 2016 and Fiscal Year 2016 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 a.m. Eastern Time on Wednesday, June 1, 2016, during which management will discuss the results of Fiscal Year 2016. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:             38833660

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/15087.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of March 31, 2016, ATA’s test center network comprised 3,035 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 76.3 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the First Quarter 2017 and Fiscal Year 2017 and statements regarding market demand and trends, the establishment of new client relationships in the private sector, the delivery of various new exams including the National Tax Adviser Occupational Qualification Exam and Fund Practitioners Certification Exam, the anticipated benefits of listing of ATA Online on the New Third Board and the completion of private placement transaction, the plan of investment in the K-12 education assessment and recruitment sectors and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2015, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2015.

The preliminary results for the Fourth Quarter 2016 and Fiscal Year 2016 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fourth Quarter 2016 and Fiscal Year 2016 ended March 31, 2016, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.4480 to US$1.00, the noon buying rate as of March 31, 2016, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2015	2016	2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	240,295,371	247,667,737	38,410,009
Accounts receivable, net	48,150,046	50,552,034	7,839,956
Receivable due from related parties	—	10,000,000	1,550,868
Prepaid expenses and other current assets	24,505,249	11,932,244	1,850,534
Total current assets	312,950,666	320,152,015	49,651,367

Long-term investments	35,729,848	50,685,846	7,860,708
Property and equipment, net	62,720,375	57,229,727	8,875,578
Goodwill	31,011,902	31,011,902	4,809,538
Intangible assets, net	943,769	750,895	116,454
Other assets	11,887,740	10,630,745	1,648,689
Total assets	455,244,300	470,461,130	72,962,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other payables	54,415,425	57,739,627	8,954,657
Deferred revenues	21,742,735	16,612,164	2,576,328
Total current liabilities	76,158,160	74,351,791	11,530,985

Deferred revenues	1,763,732	1,878,751	291,369
Total liabilities	77,921,892	76, 230,542	11,822,354

Shareholders’ equity:
Common shares	3,513,718	3,530,704	547,566
Treasury shares	(8,201,045)	(27,737,073)	(4,301,655)
Additional paid-in capital	387,502,800	395,876,282	61,395,205
Accumulated other comprehensive loss	(27,176,682)	(25,174,129)	(3,904,176)
Retained earnings	21,683,617	47,734,804	7,403,040
Total shareholders’ equity	377,322,408	394,230,588	61,139,980
Total liabilities and shareholders’ equity	455,244,300	470,461,130	72,962,334

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	35,004,993	38,212,400	5,926,241
Test preparation and training solutions	972,373	258,568	40,100
Other revenue	4,337,146	6,266,523	971,855
Total net revenues	40,314,512	44,737,491	6,938,196
Cost of revenues	20,780,693	23,850,016	3,698,824
Gross profit	19,533,819	20,887,475	3,239,372

Operating expenses:
Research and development	7,691,524	9,150,192	1,419,074
Sales and marketing	8,362,686	10,815,017	1,677,267
General and administrative	21,337,041	15,711,086	2,436,583
Total operating expenses	37,391,251	35,676,295	5,532,924

Other operating income	2,077,500	—	—
Loss from operations	(15,779,932)	(14,788,820)	(2,293,552)

Other income/(loss):
Share of losses of equity method investment	(2,196,750)	(3,246,515)	(503,492)
Interest income	1,358,612	1,111,713	172,412
Foreign currency exchange losses, net	(38,533)	(3,752)	(582)
Total other loss	(876,671)	(2,138,554)	(331,662)
Loss before income taxes	(16,656,603)	(16,927,374)	(2,625,214)

Income tax benefit	1,658,122	1,556,133	241,336
Net loss	(14,998,481)	(15,371,241)	(2,383,878)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil income taxes	247,795	(99,062)	(15,363)
Comprehensive loss	(14,750,686)	(15,470,303)	(2,399,241)

Basic and diluted losses per common share	(0.33)	(0.34)	(0.05)

Basic and diluted losses per ADS	(0.66)	(0.68)	(0.10)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	March 31,	March 31,	March 31,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	319,055,019	384,799,721	59,677,376
Test preparation and training solutions	5,710,827	4,896,879	759,442
Other revenue	25,391,978	27,443,369	4,256,105
Total net revenues	350,157,824	417,139,969	64,692,923
Cost of revenues	172,539,260	208,017,208	32,260,733
Gross profit	177,618,564	209,122,761	32,432,190

Operating expenses:
Research and development	36,836,338	36,529,145	5,665,190
Sales and marketing	45,186,175	42,645,682	6,613,784
General and administrative	65,605,087	78,213,321	12,129,857
Impairment of intangible assets	310,153	—	—
Total operating expenses	147,937,753	157,388,148	24,408,831

Other operating income	2,077,500	—	—
Income from operations	31,758,311	51,734,613	8,023,359

Other income/(loss):
Share of losses of equity method investment	(2,196,750)	(8,829,140)	(1,369,283)
Interest income	4,136,454	3,572,711	554,080
Foreign currency exchange losses, net	(1,067,149)	(1,505,518)	(233,486)
Total other income (loss)	872,555	(6,761,947)	(1,048, 689)
Income before income taxes	32,630,866	44,972,666	6,974,670

Income tax expense	(9,575,146)	(18,921,479)	(2,934,473)
Net income	23,055,720	26,051,187	4,040,197

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil income taxes	(30,753)	2,002,553	310,570
Comprehensive income	23,024,967	28,053,740	4,350,767

Basic and diluted earnings per common share	0.49	0.57	0.09

Basic and diluted earnings per ADS	0.98	1.14	0.18

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2015	2016	2015	2016
	RMB	RMB	RMB	RMB

GAAP net income (loss)	(14,998,481)	(15,371,241)	23,055,720	26,051,187
Share-based compensation expenses	4,671,277	1,408,535	7,111,316	9,164,822
Foreign currency exchange loss, net	38,533	3,752	1,067,149	1,505,518
Non-GAAP net income (loss)	(10,288,671)	(13,958,954)	31,234,185	36,721,527

GAAP earnings (losses) per common share
Basic and diluted	(0.33)	(0.34)	0.49	0.57

Non-GAAP earnings (losses) per common share
Basic and diluted	(0.23)	(0.31)	0.67	0.80